                          DATED AS OF DECEMBER 20, 1988

                     BANK OF MONTREAL -- BANQUE DE MONTREAL

                                       AND

                           THE ROYAL TRUST COMPANY --
                              COMPAGNIE TRUST ROYAL

                                     TRUSTEE

                               NINTH SUPPLEMENTAL
                                 TRUST INDENTURE

                                TABLE OF CONTENTS

Section                                                                     Page
-------                                                                     ----
       Recitals .........................................................     1

                                   ARTICLE ONE

                                 INTERPRETATION

1.01   Part of Original Trust Indenture .................................     2
1.02   Definitions ......................................................     2

                                   ARTICLE TWO

                          ISSUE OF SERIES 11 DEBENTURES

2.01   Limit of Issue and Designation ...................................     2
2.02   Form and Terms of Series 11 Debentures ...........................     2
2.03   Issue of Series 11 Debentures ....................................     3

                                  ARTICLE THREE

                 REDEMPTION AND PURCHASE OF SERIES 11 DEBENTURES

3.01   Restriction on Redemption ........................................     3
3.02   Purchase of Series 11 Debentures .................................     3
3.03   Invitation for Tenders of Series 11 Debentures ...................     3
3.04   Cancellation of Series 11 Debentures .............................     3

                                  ARTICLE FOUR

                        EXCHANGE OF SERIES 11 DEBENTURES

4.01   Right of Exchange ................................................     4
4.02   Exercise of Right of Exchange ....................................     4
4.03   Certification and Delivery of Series 12 Debentures ...............     4
4.04   Interest on Series 11 Debentures .................................     4

     THIS NINTH SUPPLEMENTAL TRUST INDENTURE made as of December 20, 1988

BETWEEN

          BANK OF MONTREAL - BANQUE DE MONTREAL, a Canadian chartered bank (hereinafter called the "Bank"), _____________________________________
          ___________________________________________________ OF THE FIRST PART,

          -and-

          THE ROYAL TRUST COMPANY - COMPAGNIE TRUST ROYAL a trust company incorporated under the laws of the Province of Quebec (hereinafter called the "Trustee"), _______________________________________________
          __________________________________________________ OF THE SECOND PART,

     WHEREAS under an indenture made as of February 1, 1978 between the Bank and the Trustee (the "Original Trust Indenture") the creation and issue of Debentures from time to time without limitation as to principal amount was provided for;

     AND WHEREAS by the Original Trust Indenture and indentures supplemental thereto the Bank has issued eight series of Debentures;

     AND WHEREAS by an indenture made as of April 26, 1984 between the Bank and the Trustee, the Bank provided for the creation and issue of $250,000,000 principal amount in lawful money of the United States of America of Debentures designated "Floating Rate Debentures, Series 9, Due 1996";

     AND WHEREAS by an indenture made as of July 23, 1986 between the Bank and the Trustee, the Bank provided for the creation and issue of $250,000,000 principal amount in lawful money of the United States of America of Debentures designated "Floating Rate Debentures, Series 10, Due 1998";

     AND WHEREAS pursuant to the provisions of the Original Trust Indenture and, in particular, section 2.07 thereof, the directors of the Bank have authorized the creation and issue of additional Debentures thereunder upon the terms set forth in this Ninth Supplemental Trust Indenture;

     AND WHEREAS all things necessary have been done and performed to authorize the execution of this Ninth Supplemental Trust Indenture, to make the same effective and binding upon the Bank and to make the additional Debentures when certified by the Trustee and issued as provided in this Ninth Supplemental Trust Indenture valid, binding and legal obligations of the Bank with the benefits and subject to the terms of the Original Trust Indenture and this Ninth Supplemental Trust Indenture.

     NOW THEREFORE THIS INDENTURE WITNESSETH and it is hereby agreed and declared as follows:

                                   ARTICLE ONE

                                 INTERPRETATION

     SECTION 1.01. Part of Original Trust Indenture. The Original Trust Indenture is part of this Ninth Supplemental Trust Indenture and by this reference is incorporated herein with the same effect as though at length set forth herein; and in this Ninth Supplemental Trust Indenture, unless there is something in the subject matter or context inconsistent therewith, the expressions herein contained shall have the same meaning as corresponding expressions in the Original Trust Indenture.

     SECTION 1.02. Definitions. In this Ninth Supplemental Trust Indenture, unless there is something in the subject matter or context inconsistent therewith:

          "10.60% Exchangeable Debentures, Series 11, Due 1998" and "Series 11 Debentures" means the $150,000,000 aggregate principal amount of 10.60% Exchangeable Debentures, Series 11, Due 1998 referred to in section 2.01 hereof including Debentures issued in substitution for any such Debentures;

          "10.85% Debentures, Series 12, Due 2008" and "Series 12 Debentures" means the $150,000,000 aggregate principal amount of 10.85% Debentures, Series 12, due 2008 referred to in section 5.01 hereof including Debentures issued in substitution for any such Debentures.

                                   ARTICLE TWO

                          ISSUE OF SERIES 11 DEBENTURES

     SECTION 2.01. Limit of Issue and Designation. A series of debentures is hereby created and authorized to be issued pursuant to the Original Trust Indenture consisting of and limited to $150,000,000 principal amount in lawful money of Canada and hereby designated "10.60% Exchangeable Debentures, Series 11, Due 1998".

     SECTION 2.02. Form and Terms of Series 11 Debentures.

     (1) The Series 11 Debentures shall be issued as fully registered Debentures only without coupons in denominations of $1,000 and integral multiples thereof; shall be substantially in the form set out in Article Seven hereof with such appropriate insertions, omissions, substitutions and variations as the Bank may authorize and the Trustee may assent to; shall be in both the English and French languages; and shall bear such distinguishing letters and numbers as the Trustee may approve.

     (2) The Series 11 Debentures shall be dated December 20, 1988 and shall mature on December 20, 1998.

     (3) The principal of the Series 11 Debentures and the interest thereon shall be payable in lawful money of Canada at any branch in Canada of the Bank, at the option of the respective holders of the Series 11 Debentures.

     (4) The Series 11 Debentures shall bear interest from December 20, 1988 at the rate of ten and sixty one hundredths per cent (10.60%) per annum payable half-yearly on June 20 and December 20 of each year, commencing June 20, 1989, with overdue interest, if any, to bear interest at the same rate.

     SECTION 2.03. Issue of Series 11 Debentures. The Series, 11 Debentures, in interim or definitive form, to the aggregate principal amount of $150,000,000, may forthwith be executed by the Bank and certified by or on behalf of the Trustee and delivered by it to or upon the written order of the Bank, without the Trustee receiving any consideration therefor.

                                  ARTICLE THREE

                 REDEMPTION AND PURCHASE OF SERIES 11 DEBENTURES

     SECTION 3.01. Restriction on Redemption. The Bank shall not redeem any Series 11 Debentures prior to maturity.

     SECTION 3.02. Purchase of Series, 11 Debentures. The Bank shall have the right only on and after December 20, 1993 to purchase Series 11 Debentures in the market, by tender or by private contract at any price.

     SECTION 3.03. Invitation for Tenders of Series 11 Debentures. If, upon an invitation for tenders, more Series 11 Debentures are tendered at the same lowest price that the Bank is prepared to accept, the Series 11 Debentures to be purchased by the Bank will be selected by the Trustee by lot in such manner as the Trustee may deem equitable from the Series 11 Debentures tendered by each tendering holder thereof who tendered at such lowest price. For this purpose, the Trustee may make, and may from time to time amend, regulations with respect to the manner in which Series 11 Debentures may be selected and regulations so made shall be valid and binding upon all holders of the Series 11 Debentures, notwithstanding the fact that, as a result thereof, holders of one or more of such Series 11 Debentures become subject to purchase in part only.

     SECTION 3.04. Cancellation of Series 11 Debentures. All Series 11 Debentures purchased by the Bank under the provisions of this Article or exchanged by the holders of Series 11 Debentures pursuant to the provisions of Article Four hereof shall be forthwith delivered to and cancelled by the Trustee and shall not be reissued.

                                  ARTICLE FOUR

                        EXCHANGE OF SERIES 11 DEBENTURES

     SECTION 4.01. Right of Exchange. Series 11 Debentures will be exchangeable, without charge, at the holder's option, on December 20, 1993 for an equal aggregate principal amount of Series 12 Debentures.

     SECTION 4.02. Exercise of Right of Exchange. The right of exchange may be exercised by the holders of Series 11 Debentures from October 15, 1993 to December 19, 1993 by executing the form on the reverse side of the Series 11 Debenture certificate and delivering the same to the principal office of the Trustee in any one of the cities of Halifax, Montreal, Toronto, Winnipeg, Regina, Calgary or Vancouver.

     SECTION 4.03. Certification and Delivery of Series 12 Debentures. The Trustee, upon receipt of Series 11 Debentures with the form for the exercise of the right of exchange duly executed by the registered holder thereof, shall forthwith certify and deliver to such registered holder Series 12 Debentures dated December 20, 1993 in the same aggregate principal amount as the Series 11 Debentures so delivered in exchange.

     SECTION 4.04. Interest on Series 11 Debentures. The holders of Series 11 Debentures delivered to the Trustee in exchange for Series 12 Debentures shall be entitled to receive interest on the Series 11 Debentures so delivered to the Trustee for exchange to December 20, 1993, the date of exchange.

                                  ARTICLE FIVE

                          ISSUE OF SERIES 12 DEBENTURES

     SECTION 5.01. Limit of Issue and Designation. A series of debentures is hereby created and authorized to be issued pursuant to the Original Trust Indenture consisting of and limited to $150,000,000 principal amount in lawful money of Canada and hereby designated "10.85% Debentures, Series 12, Due 2008".

     SECTION 5.02. Form and Terms of Series 12 Debentures.

          (1) The Series 12 Debentures shall be issued as fully registered Debentures only without coupons in denominations of $1,000 and integral multiples thereof; shall be substantially in the form set out in Article Eight hereof with such appropriate insertions, omissions, substitutions. and variations as the Bank may authorize and the Trustee may assent to; shall be in both the English and French languages; and shall bear such distinguishing letters and numbers as the Trustee shall approve.

          (2) The Series 12 Debentures shall be dated December 20, 1993 and shall mature on December 20, 2008.

          (3) The principal of the Series 12 Debentures, the interest thereon and premium, if any, shall be payable in lawful money of Canada at any branch in Canada of the Bank, at the option of the respective holders of the Series 12 Debentures.

          (4) The Series 12 Debentures shall bear interest from December 20, 1993 at the rate of ten and eighty-five one hundredths per cent. (10.85%) per annum payable half-yearly on June 20 and December 20 of each year commencing June 20, 1994, with overdue interest, if any, to bear interest at the same rate.

     SECTION 5.03. Issue of Series 12 Debentures. The Series 12 Debentures, in interim or definitive form, to the aggregate principal amount of $150,000,000, shall be executed by the Bank and certified by or on behalf of the Trustee and delivered by it only in exchange for an equal principal amount of Series 11 Debentures delivered to the Trustee, appropriately signed by the registered holder thereof, and upon the terms and conditions of exchange set forth in Article Four hereof.

                                   ARTICLE SIX

                 REDEMPTION AND PURCHASE OF SERIES 12 DEBENTURES

     SECTION 6.01. Restriction on Redemption. The Bank shall not redeem Series 12 Debentures for any purpose at any time prior to December 20, 1998.

     SECTION 6.02. Redemption of Series 12 Debentures. On and after December 20, 1998 the Bank shall have the right, at its option and upon prior notice of not less than thirty (30) days nor more than sixty (60) days, to redeem prior to their maturity at any time the whole or from time to time any part of the Series 12 Debentures for the time being outstanding at the higher of the Canada Yield Price (as defined below) and 100% of the principal amount thereof, together in each case with accrued and unpaid interest to the date fixed for redemption.

     "Canada Yield Price" shall mean, in effect, a price equal to the price of the Series 12 Debentures calculated to provide a yield to maturity equal to the Government of Canada Yield plus 0.40% on the business day preceding the date of the resolution authorizing the redemption.

     "Government of Canada Yield" on any date shall mean the average of the yields determined by two registered Canadian investment dealers, selected by the Bank, as being the yield to maturity on such date compounded semi-annually which a non-callable Government of Canada Bond would carry if issued in Canadian dollars in Canada at 100% of its principal amount on such date with a term to maturity equal to the remaining term to maturity of the Series 12 Debentures.

     SECTION 6.03. Places of Payment. The redemption price shall be payable upon presentation and surrender of the Series 12 Debentures to be redeemed at any of the places where the principal of such Series 12 Debentures is expressed to be payable and at such other places (if any) as may be specified in the notice of redemption.

     SECTION 6.04. Selection for Redemption. If less than all of the outstanding Series 12 Debentures are to be redeemed at any one time, the Bank shall in each such case, at least 15 days before the date upon which the notice of redemption is to be given, notify the Trustee in writing of its intention to redeem such Series 12 Debentures and of the aggregate principal amount of Series 12 Debentures so to be redeemed. The Series 12 Debentures so to be redeemed shall be selected by lot by the Trustee in such manner as the Trustee may deem equitable. For this purpose, the Trustee may make, and from time to time amend, regulations with regard to the manner in which such Series 12 Debentures may be so selected and regulations so made shall be valid and binding upon all holders notwithstanding, the fact that, as a result thereof, one or more of such Series 12 Debentures become subject to redemption in part only.

     SECTION 6.05. Partial Redemption.

     (1) Any part, being $1,000 or an integral multiple thereof, of a Series 12 Debenture of a denomination in excess of $1,000 may, be selected and called for redemption as hereinafter provided and all references in this Ninth Supplemental Trust Indenture to redemption of Series 12 Debentures shall be deemed to include redemption of any such part.

     (2) The holder of any Series 12 Debenture of which part only is called for redemption shall, upon presentation of his said Series 12 Debenture and upon receiving the moneys payable to him by reason of such redemption, surrender the said Series 12 Debenture to any branch in Canada of the Bank for transmission to the Trustee and the Trustee shall cancel the same and shall without charge forthwith certify and deliver to the said holder a new Series 12 Debenture or Series 12 Debentures of the same aggregate principal amount equal to the unredeemed part of the principal amount of the Series 12 Debenture so surrendered.

     SECTION 6.06. Notice of Redemption. Notice of redemption of any Series 12 Debentures shall be given to the holders of the Series 12 Debentures which are, to be redeemed, not more than sixty (60) days nor less than thirty (30) days prior to the date fixed for redemption, in the manner provided in Article Twelve of the Original Trust Indenture. Every such notice shall specify the aggregate principal amount of Series 12 Debentures called for redemption, the redemption date, the redemption price and the places of payment and shall state that interest upon the principal amount of Series 12 Debentures called for redemption shall cease to be payable from and after the redemption date. In case less than all the Series 12 Debentures are to be redeemed, the notice of redemption shall specify:

     (a) the distinguishing letters and numbers of the Series 12 Debentures which are to be redeemed (or of such thereof as are registered in the name of such Debentureholder); and

     (b) the principal amounts of such Series 12 Debentures, or if any such Series 12 Debenture is to be redeemed in part only, the principal amount of such part.

     SECTION 6.07. Payment of Redemption Price. Upon notice being given as aforesaid, the principal amount of the Series 12 Debentures so called for redemption and the principal amount to be redeemed of the Series 12 Debentures so called for redemption in part shall be and become due and payable at the redemption price, on the redemption date specified in such notice and with the same effect as if it were the date of maturity and, from and after such redemption date, interest upon the principal amounts so becoming due and payable, other than interest thereon which accrues or has accrued prior to such redemption date, shall cease unless payment of the redemption price shall not be made on presentation for surrender of such Series 12 Debentures at any of the places specified in section 6.03 on or after the redemption date and prior to the setting aside of the redemption price pursuant to Article Seven of the Original Trust Indenture.

     SECTION 6.08. Purchase of Series 12 Debentures. The bank shall have the right only on and after December 20, 1998 to purchase Series 12 Debentures in the market, by tender or by private contract at any price.

     SECTION 6.09. Invitation for Tenders of Series 12 Debentures. If, upon an invitation for tenders, more Series 12 Debentures are tendered at the same lowest price that the Bank is prepared to accept, the Series 12 Debentures to be purchased by the Bank will be selected by the Trustee by lot in such manner as the Trustee may deem equitable from the Series 12 Debentures tendered by each tendering holder thereof who tendered at such lowest price. For this purpose, the Trustee may make, and may from time to time amend, regulations with respect to the manner in which Series 12 Debentures may be selected and regulations so made shall be valid and binding upon all holders of the Series 12 Debentures, notwithstanding the fact that, as a result thereof, holders of one or more of such Series 12 Debentures become subject to purchase in part only.

     SECTION 6.10. Cancellation of Series 12 Debentures. Subject to the provisions of section 6.05 as to Series 12 Debentures redeemed in part, all Series 12 Debentures redeemed or purchased by the Bank under the provisions of this Article shall be forthwith delivered to and cancelled by the Trustee and shall not be reissued.

                                  ARTICLE SEVEN

                          FORM OF SERIES 11 DEBENTURES

     SECTION 7.01. Form of Series 11 Debentures. The following is the form of Series ii Debentures referred to in section 2.02:

                                  ENGLISH TEXT

             THIS IS NOT A DEPOSIT INSURED UNDER THE CANADA DEPOSIT
                            INSURANCE CORPORATION ACT

No. 11 R                                                                  $_____

                                BANK OF MONTREAL
                     (Incorporated under the laws of Canada)

               10.60% EXCHANGEABLE DEBENTURE, SERIES 11, DUE 1998

     BANK OF MONTREAL (the "Bank"), for value received, hereby acknowledges itself indebted and promises to pay to _________________________________________
or registered assigns on December 20, 1998 the principal sum of ________________ ______________________________________________________ DOLLARS ($______________)
in lawful money of Canada at any branch in Canada of the Bank at the holder's option and until payment of the said principal sum to pay interest thereon from the date hereof, or from the last interest payment date to which interest shall have been paid or made available for payment on the Series II Debentures, whichever is the later, at the same places in like money at the rate of ten and sixty one hundredths per cent. (10.60%) per annum, half-yearly on June 20 and December 20 in each year, commencing with June 20, 1989, with overdue interest, if any, to bear interest at the same rate.

     As the interest matures, the Bank (except in case of payment at maturity, in which case payment of interest may, at the option of the Bank, be made upon surrender of this Debenture) shall forward to the registered address of the holder hereof by prepaid mail a cheque for such interest drawn on the Bank and payable at any branch in Canada of the Bank at the holder's option.

     This Debenture is one of the Debentures of the Bank issued or issuable in one or more series under the provisions of a trust indenture (which indenture together with all instruments, supplemental or ancillary thereto is herein referred to as the "Trust Indenture") dated as of February 1, 1978 between the Bank and The Royal Trust Company, as trustee (the "Trustee"). The 10.60% Exchangeable Debentures, Series 11, due 1998 (herein sometimes referred to as the "Series 11 Debentures"), of which this is one, are limited to an aggregate principal amount of $150,000,000 in lawful money of Canada and mature on December 20, 1998.

     The Series 11 Debentures are direct unsecured obligations of the Bank and rank equally and rateably with all debentures of the Bank from time to time issued and outstanding under the Trust Indenture, the Trust Indenture dated as of April 26, 1984 and the Trust Indenture dated as of July 23, 1986 (collectively, the "Indentures"). The Indentures provide that in the event of the insolvency or winding-up of the Bank, the indebtedness evidenced by all debentures issued thereunder, including the Series 11 Debentures, will be subordinate in right of payment to the prior payment in full of the deposit liabilities of the Bank except liabilities which by their terms rank in right of payment equally with or subordinate to indebtedness evidenced by all such debentures. Reference is made to the Trust Indenture for a further statement; of the rights of the holders of Series 11 Debentures, of the Bank and of the Trustee and the terms and conditions upon which the Series 11 Debentures are issued and held, to all of which the holder of this Debenture, by acceptance hereof, assents.

     The Series 11 Debentures may not be redeemed for any purpose prior to maturity.

     After December 20, 1993, the Bank may purchase the Series 11 Debentures in the market or by tender or by private contract at any price.

     This Series 11 Debenture is exchangeable, at the holder's option, on December 20, 1993; without charge, for an equal principal amount of 10.85% Debentures, Series 12, due 2008 of the Bank (the "Series 12 Debentures"). The holder of this Series 11 Debenture may exercise this right of exchange by completing the form of Exercise of Right of Exchange on the reverse hereof and delivering this Series 11 Debenture to the Trustee at its principal office in any of the cities of Halifax, Montreal, Toronto, Winnipeg, Regina, Calgary or Vancouver during the period from October 15, 1993 to December 19, 1993. Exercise of the right of exchange is irrevocable. Such holder will receive after December 20, 1993 an equal principal amount of Series 12 Debentures.

     The Trust Indenture provides, among other things, for: (a) the exchange of this Series 11 Debenture at the option of the holder for other Series 11 Debentures in other authorized denominations in equal aggregate principal amount; (b) the acceleration of the maturity of this Series 11 Debenture in the case of an event of default (provided that the principal amount of this Series 11 Debenture shall in no event be payable before December 20, 1993); and (c) the holding of meetings of Debentureholders and for making binding on all Debentureholders certain decisions taken thereat.

     This Series 11 Debenture shall be transferable at the principal offices of the Trustee in any of the cities of Halifax, Montreal, Toronto, Winnipeg, Regina, Calgary or Vancouver, and at such other places as may be designated from time to time by the Bank with the approval of the Trustee, and it may be transferred only by the registered holder hereof or his attorney duly authorized in writing.

     This Series 11 Debenture shall not become obligatory for any purpose until it shall have been certified by or on behalf of the Trustee.

     IN WITNESS WHEREOF this Series 11 Debenture has been duly executed, the corporate seal of the Bank affixed hereon and dated December 20, 1988.

BANK OF MONTREAL


By:                                     And:
    ---------------------------------        -----------------------------------
    Chairman                                 Secretary

                     (Form of Exercise of Right of Exchange)

                          EXERCISE OF RIGHT OF EXCHANGE

     The undersigned, being the holder of this Series 11 Debenture, hereby elects to exchange this Series 11 Debenture for an equal principal amount of 10.85% Debentures, Series 12, due 2008 of Bank of Montreal on December 20, 1993 and hereby irrevocably surrenders and delivers this Series 11 Debenture to The Royal Trust Company, as Trustee, for exchange.

Dated _______________ 1993

In the presence of


-------------------------------------   ----------------------------------------
                                        Signature

                               (Form of Transfer)

     FOR VALUE RECEIVED, the undersigned hereby assign(s) and transfer(s) unto ___________________________________________ the within Debenture, together with the principal thereof and all accrued interest thereon, hereby irrevocably constituting and appointing

________________________________________________________________________________
attorney to transfer the said Debenture on the register maintained for that purpose with full power of substitution in the premises:

Dated _______________ 19__

IN THE PRESENCE OF


-------------------------------------   ----------------------------------------
                                        Signature

                         (Form of Trustee's Certificate)

                              TRUSTEE'S CERTIFICATE

     This Debenture is one of the Series 11 Debentures issued under the Trust Indenture within mentioned.

                                        THE ROYAL TRUST COMPANY
                                        TRUSTEE


                                        By:
                                            ------------------------------------
                                            Authorized Officer

                                   FRENCH TEXT

              LA PRESENTE NE CONSTITUE PAS UN DEPOT ASSURE TEL QUE
               DEFINI PAR LA SOCIETE D'ASSURANCE-DEPOTS DU CANADA

No 11 R                                                                   _____$

                               BANQUE DE MONTREAL
                    (Constituee en Vertu des lois du Canada)

     DEBENTURE 10.60% ECHANGEABLE, SERIE 11 ECHEANT EN 1998

     BANQUE DE MONTREAL (la "Banque"), pour valeur recue, reconnait par les presentes devoir et promet de payer a ou a ses ayants droit inscrits, le 20 decembre 1998 la somme nominale de
                                                      DOLLARS (_______________$)
en monnaie legale du Canada a toute succursale au Canada de la Banque, au choix du detenteur, et de payer l'interet sur cette somme a compter de la plus tardive de la date des presentes ou de to derniere date de paiement de l'interet a laquelle l'interet aura etc paye ou offert en paiement sur les Debentures serie 11, jusqu'a parfait paiement de cette somme, en meme monnaie et aux memes endroits, au taux de dix et soixante centiemes pour cent (10.60%) l'an, semestriellement to 20 juin et le 20 decembre de chaque annee, a compter du 20 juin 1989, plus l'interet au meme taux sur tout arrerage d'interet, s'il en est.

     Selon l'echeancier des interets (sauf lors du paiement a echeance de cette Debenture, auquel cas le paiement de l'interet pourra, au gre de la Banque, etre effectue sur remise de la presente Debenture), la Banque expediera par corrier affranchi a l'adresse inscrite du detenteur de la presente un cheque pour l'interet alors du tire sur la Banque et encaissable a toute succursale au Canada de la Banque, au gre du detenteur.

     Cette Debenture est l'une des Debentures de la Banque emises ou pouvant etre emises en une ou plusieurs series en vertu des dispositions d'un acte de fiducie (cet acte, ainsi que tous les actes supplementaires ou se rattachant a celui-ci sont ci-appeles l'"acte de fiducie") intervenu en date du 1(cr) fevrier 1978 entre to Banque et la Compagnie Trust Royal (ci-apres appelee le "fiduciaire") a titre de fiduciaire. Les Debentures 10.60% echangeables, serie 11, echeant en 1998 (ci-apres quelquefois appelees les "Debentures serie 11"), dont cette Debenture fait partie, sont limitees a une valeur nominale globale de 150 000 000$ en monnaie legale du Canada et viennent a echeance le 20 decembre 1998.

     Les Debentures serie 11 constituent des obligations directes non garanties de la Banque et prennent rang pari passu aver toutes les autres debentures de la Banque emises de temps a autre et en cours en vertu de l'acte de fiducie, de l'acte de fiducie en date du 26 avril 1984 et de l'acte de fiducie en date du 23 juillet 1986 (ci-appeles les "actes de fiducie"). Les actes de fiducie prevoient qu'en cas d'insolvabilite ou de liquidation de la Banque, la dette constatee par toutes les debentures emises en vertu desdits actes, y compris les Debentures serie 11, sera subordnnee quant au droit de paiement au paiement prealable integral du passif-depots de la Banque sauf des elements du passif qui, de par leurs modalites, prennent rang egal ou subordonne a la dette constatee par toutes ces debentures. II y a lieu de se reporter a l'acte de fiducie pour le detail des droits des detenteurs de Debentures serie 11, ceux de la Banque et du fiduciaire et pour le detail des modalites et conditions en vertu desquelles les Debentures serie 11 sont emises et detenues, a l'ensemble desquels le detenteur de cette Debenture consent par son acceptation des presentes.

     Les Debentures serie 11 ne sont pas rachetables a quelque fin que ce soit avant echeance.

     Apres le 20 decembre 1993, la Banque peut acheter des Debentures serie 11 sur le marche, par soumission ou de gre a gre tout prix.

     Les Debentures serie 11 sont echangeables, au gre du detenteur, le 20 decembre 1993, sans frais, pour une valeur nominale equivalent de Debentures 10.85%, serie 12, echeant en 2008 de la Banque (les "Debentures serie 12"). Le detenteur de cette Debenture serie 11 peut exercer ce droit d'echange entre le 15 octobre 1993 et le 19 decembre 1993 en remplissant le formulaire d'exercice du droit d'echange au verso de la presente et en deposant cette Debenture serie 11 aupres du fiduciaire a l'un ou l'autre de ses bureaux principaux situes a Halifax, Montreal, Toronto, Winnipeg, Regina, Calgary ou Vancouver. L'exercice du droit d'echange est irrevocable. Ce detenteur recevra apres le 20 decembre 1993 unc valeur nominate equivalente de Debentures serie 12.

     L'acte de fiducie prevoit, entre autres: (a) l'echange de cette Debenture serie 11, au gre du detenteur, contre d'autres Debentures serie 11 sous d'autres coupures autorisees d'une valeur nominale globale equivalente, (b) la decheance du terme de cette Debenture serie 11 en cas de defaut (pourvu que la valeur nominate de cette Debenture serie 11 ne soit en aucun cas payable avant le 20 decembre 1993) et (c) la tenue d'assemblees des detenteurs des Debentures et l'assujettissement de tous les detenteurs des Debentures a certaines decisions prises a ces assemblees.

     Cette Debenture serie 11 sera transferable a l'un ou l'autre des bureaux principaux du fiduciaire situes a Halifax, Montreal, Toronto, Winnipeg, Calgary ou Vancouver, ou a tels autres endroits que la Banque pourra designer avec l'approbation du fiduciaire, et elle ne pourra etre transferee que par son detenteur inscrit ou son fonde de pouvoir dument autorise par ecrit.

     Cette Debenture serie 11 ne prendra plein effet qu'apres avoir ete attestee par le fiduciaire ou en son nom.

     EN FOI DE QUOI, cette Debenture serie 11 a ete dument signee et le sceau de la Banque y a ete appose en date du 20 decembre 1988.

BANQUE DE MONTREAL


Par:                                    et:
     --------------------------------       ------------------------------------
     President du conseil                   Secretaire

                    (Form of Exercise of Right of Exchange)

                           EXERCICE DU DROIT DECHANGE

     Le(s) soussigne(s), detenteur(s) de cette Debenture serie 11, choisit (choisissent) par les presentes d'echanger cette Debenture serie 11 pour une valeur nominale equivalente de Debentures 10.85%, serie 12, echeant en 2008 de Banque de Montreal le 20 decembre 1993 et remet(tent) et depose(nt) irrevocablement par les presentes cette Debenture serie 11 a la Compagnie Trust Royal, a titre de fiduciaire, aux fins d'echange.

Date _________ 1993

En presence de


-------------------------------------   ----------------------------------------
                                                        Signature

                               (Form of Transfer)

     POUR VALEUR RECUE, le(s) soussigne(s) cede(nt) et transfere(nt) pas les presentes a

________________________________________________________________________________

la presente Debenture ainsi que le capital d'icelle et l'interet couru sur icelle, constituant et nommant irrevocablement

________________________________________________________________________________


fonde de pouvoir, avec plein droit de delegation des pouvoirs conferes, aux fins de transferer ladite Debenture dans les registres tenus a cette fin.

Date __________ 19__

En prdsence de


-------------------------------------   ----------------------------------------
                                                        Signature

                         (Form of Trustee's Certificate)

                            ATTESTATION DU FIDUCIAIRE

     Cette Debenture est une des debentures serie 11 emises en vertu de l'acte de fiducie ci-mentionne.

                                        COMPAGNIE TRUST ROYAL
                                        FIDUCIAIRE


                                        Par:
                                             -----------------------------------
                                             Officier autorise

                                  ARTICLE EIGHT

                          FORM OF SERIES 12 DEBENTURES

     SECTION 8.01. Form of Series 12 Debentures. The following is the form of Series 12 Debentures referred to in section 5.02:

                                  ENGLISH TEXT

             THIS IS NOT A DEPOSIT INSURED UNDER THE CANADA DEPOSIT
                            INSURANCE CORPORATION ACT

No. 12 R                                                                  $_____

                                BANK OF MONTREAL
                    (Incorporated under the laws of Canada)

                      10.85% DEBENTURE, SERIES 12, DUE 2008

     BANK OF MONTREAL (the "BANK"), for value received, hereby acknowledges itself indebted and promises to pay to ___________________________ or registered assigns on December 20, 2008 the principal sum of DOLLARS ($___________________) in lawful money of Canada at any branch in Canada of the Bank at the holder's option and until payment of the said principal sum to pay interest thereon from the date hereof, or from the last interest payment date to which interest shall have been paid or made available for payment on the Series 12 Debentures, whichever is the later, at the same places in like money at the rate of ten and eighty-five one hundredths per cent. (10.85%) per annum, half-yearly on June 20 and December 20 in each year, commencing with June 20, 1994, with overdue interest, if any, to bear interest at the same rate.

     As the interest matures, the Bank (except in case of payment at maturity, in which case payment of interest may, at the option of the Bank, be made upon surrender of this Debenture) shall forward to the registered address of the holder hereof by prepaid mail a cheque for such interest drawn on the Bank and payable at any branch in Canada of the Bank at the holder's option.

     This Debenture is one of the Debentures of the Bank issued or issuable in one or more series under the provisions of a trust indenture (which indenture together with all instruments supplemental or ancillary thereto is herein referred to as the "Trust

Indenture") dated as of February 1, 1978 between the Bank and The Royal Trust Company, as Trustee (the "Trustee"). The 10.85% Debentures, Series 12, due 2008 (herein sometimes referred to as the "Series 12 Debentures"), of which this is one, are issuable only in exchange for an equal principal amount of 10.60% Debentures, Series 11, due 1998 of the Bank, are limited to an aggregate principal amount of $150,000,000 in lawful money of Canada and mature on December 20, 2008.

     The Series 12 Debentures are direct unsecured obligations of the Bank and rank equally and rateably with all debentures of the Bank from time to time issued and outstanding under the Trust Indenture, the Trust Indenture dated as of April 26, 1984 and the Trust Indenture dated as of July 23, 1986 (collectively, the "Indentures"). The Indentures provide that in the event of the insolvency or winding-up of the Bank, the indebtedness evidenced by all debentures issued thereunder, including the Series 12 Debentures, will be subordinate in right of payment to the prior payment in full of the deposit liabilities of the Bank except liabilities which by their terms rank in right of payment equally with or subordinate to indebtedness evidenced by all such debentures. Reference is made to the Trust Indenture for a further statement of the rights of the holders of Series 12 Debentures, of the Bank and of the Trustee and the terms and conditions upon which the Series 12 Debentures are issued and held, to all of which the holder of this Debenture, by acceptance hereof, assents.

     The Series 12 Debentures are not redeemable for any purpose prior to December 20, 1998. On and after December 20, 1998, the Series 12 Debentures may be redeemed, at the option of the Bank in whole at any time or in part from time to time, on not less than 30 nor more than 60 days, prior notice, all as provided in the Trust Indenture, at the higher of the "Canada Yield Price" (as defined in the Trust Indenture) and 100% of the principal amount thereof plus accrued and unpaid interest to the date fixed for redemption.

     On and after December 20, 1998, the Bank may purchase the Series 12 Debentures in the market or by tender or by private contract at any price.

     The Trust Indenture provides, among other things, for: (a) the exchange of this Series 12 Debenture at the option of the holder for other Series 12 Debentures in other authorized denominations in equal aggregate principal amount; (b) the acceleration of the maturity of this Series 12 Debenture in the case of an event of default (provided that the principal amount of this Series 12 Debenture shall in no event be payable before December 20, 1998); and (c) the holding of meetings of Debentureholders and for making binding on all Debentureholders certain decisions taken thereat.

     This Series 12 Debenture shall be transferable at the principal offices of the Trustee in any of the cities of Halifax, Montreal, Toronto, Winnipeg, Regina, Calgary or Vancouver, and at such other places as may be designated from time to time by the

Bank with the approval of the Trustee, and it may be transferred only by the registered holder hereof or his attorney duly authorized in writing.

     This Series 12 DEBENTURE SHALL not become obligatory for any purpose until it shall have been certified by or on behalf of the Trustee.

     IN WITNESS WHEREOF this Series 11 Debenture has been duly executed, the corporate seal of the Bank affixed hereon and dated December 20, 1993.

BANK OF MONTREAL


By:                                     And:
    ---------------------------------        -----------------------------------
    Chairman                                 Secretary

                               (Forst of Transfer)

FOR VALUE RECEIVED, the undersigned hereby assign(s) and transfer(s) Unto ________________________________ the within Debenture, together with the principal thereof and all accrued interest thereon, hereby irrevocably constituting and appointing
________________________________________________________________________________
attorney to transfer the said Debenture on the register maintained for that purpose with full power of substitution in the premises :

Dated ____________ 19__

In the presence of


-------------------------------------   ----------------------------------------
                                        Signature

                         (Form of Trustee's Certificate)

                             TRUSTEE'S CERTIFICATE

     This Debenture is one of the Series 12 Debentures issued under the Trust Indenture within mentioned.

                                        THE ROYAL TRUST COMPANY
                                        TRUSTEE


                                        By:
                                            ------------------------------------
                                            Authorized Officer

                                   FRENCH TEXT

              LA PRESENTE NE CONSTITUE PAS UN DEPOT ASSURE TEL QUE
               DEFINI PAR LA SOCIETE D'ASSURANCE-DEPOTS DU CANADA

No 12 R                                                                   _____$

                               BANQUE DE MONTREAL
                    (Constituee en vertu des lois du Canada)

                   DEBENTURE 10.85%, SERIE 12 ECHEANT EN 2008

     BANQUE DE MONTREAL (la "Banque"), pour valeur recue, reconnait par les presentes devoir et promet de payer a ________________________________________
ou a ses ayants droit inscrits, le 20 decembre 2008 la somme nominale de _____________________________________________________ DOLLARS (_______________$)
en monnaie legale du Canada a toute succursale au Canada de la Banque, au choix du detenteur, et de payer l'interet sur cette somme a compter de la plus tardive de la date des presentes ou de la derniere date de paiement de l'interet a laquelle l'interet aura ete paye ou offert en paiement sur les Debentures serie 12, jusqu'a parfait paiement de cette somme, en meme monnaie et aux memes endroits, au taux de dix et quatre-vingt-cinq centiemes pour cent (10.85%) l'an, semestriellement le 20 juin et le 20 decembre de chaque annee, a compter du 20 juin 1994, plus l'interet au meme taux sur tout arrerage d'interet, s'il en est.

     Selon l'echeancier des interets (sauf lors du paiement a echeance de cette Debenture, auquel cas le paiement de l'interet pourra, au gre de la Banque, etre effectue sur remise de la presente Debenture), la Banque expediera par courrier affranchi a l'adresse inscrite du detenteur de la presente un cheque pour l'interet alors du tire sur la Banque et encaissable a toute succursale au Canada de la Banque, au gre du detenteur.

     Cette Debenture est l'une des Debentures de la Banque emises ou pouvant etre emises en une ou plusieurs series en vertu des dispositions d'un acte de fiducie (cet acte, ainsi que tous les actes supplementaires ou se rattachant a celui-ci, sont ci-appeles l'"acte de fiducie") intervenu en date du 1er fevrier 1978 entre la Banque et la Compagnie Trust Royal (ci-apres appelee le "fiduciaire") a titre de fiduciaire. Les Debentures 10.85%, serie 12, echeant en 2008 (ci-apres quelquefois appelees les "Debentures serie 12"), dont cette Debenture fait partie, no peuvent etre emises qu'en echange d'une valeur nominale equivalente de Debentures 10.60% serie 11, echeant en 1998 de la Banque, sont limitees a une valeur nominale globale de 150000000$ en monnaie legale du Canada et viennent a echeance le 20 decembre 2008.

     Les Debentures serie 12 constituent des obligations directes non garanties de la Banque et prennent rang pari passu avec toutes les autres debentures de la Banque emises de temps a autre et en cours en vertu de l'acte de fiducie, de l'acte de fiducie en date du 26 avril 1984 et de l'acte de fiducie en date du 23 juillet 1986 (ci-appeles les "actes de fiducie"). Les actes de fiducie prevoient qu'en cas d'insolvabilite ou de liquidation de la Banque, la dette constatee par toutes les debentures emises en vertu desdits actes, y compris les Debentures serie 12, sera subordonnee quant au droit de paiement au paiement prealable integral du passif-depots de la. Banque sauf des elements du passif qui, de par leurs modalites, prennent rang egal ou subordonne a la dette constatee par toutes ces debentures. II y a lieu de se reporter a l'acte de fiducie pour le detail des droits des detenteurs de Debentures serie 12, ceux de la Banque et du fiduciaire et pour le detail des modalites et conditions en vertu desquelles les Debentures serie 12 sont emises et detenues, a l'ensemble desquels le detenteur de cette Debenture consent par son acceptation des presentes.

     Les Debentures serie 12 ne sont pas rachetables a quelque fin que ce soit avant le 20 decembre 1998. Le 20 decembre 1998 ou apres cette date, les Debentures serie 12 peuvent etre rachetees au gre de la Banque en totalite a tout moment ou en partie de temps a autre, sur avis prealable d'au moins trente
(30) jours et d'au plus soixante (60) jours, comme le prevoit l'acte de fiducie, au plus eleve des montants suivants, a savoir le prix base sur le rendement des obligations du gouvernement du Canada (comme il est defini a l'acte de fiducie) et le pair, plus les interets courus et impayes a la date fixee pour le rachat.

     A compter du 20 decembre 1998, la Banque peut acheter des Debentures serie 12 sur le marche, par soumission ou de gre a gre a tout prix.

     L'acte de fiducie prevoit, entre autres: (a) l'echange de cette Debenture serie 12, au gre du detenteur, contre d'autres Debentures serie 12 sous d'autres coupures autorisees d'une valeur nominale globale equivalente, (b) la decheance du terme de cette Debenture serie 12 en cas de defaut (pourvu que la valeur nominale de cette Debenture serie 12 ne soit en aucun cas payable avant le 20 decembre 1998) et (c) la tenue d'assemblees des detenteurs des Debentures et l'assujettissement de tous les detenteurs des Debentures a certaines decisions prises a ces assemblees.

     Cette Debenture serie 12 sera transferable a l'un ou I'autre des bureaux principaux du fiduciaire situes a Halifax, Montreal, Toronto, Winnipeg, Calgary ou Vancouver, ou a tels autres endroits que la Banque pourra designer avec l'approbation du fiduciaire, et elle ne pourra etre transferee que par son detenteur inscrit ou son fonde de pouvoir dument autorise par ecrit.

     Cette Debenture serie 12 ne prendra plein effet qu'apres avoir ete attestee par le fiduciaire ou en son nom.

     EN FOI DE QUOI, cette Debenture serie 12 a ete dument signee et le sceau de la Banque y a ete appose en date du 20 decembre 1993.

BANQUE DE MONTREAL


Par:                                    et:
     --------------------------------       ------------------------------------
     President du conseil                   Secretaire

                               (Form of Transfer)

     POUR VALEUR RECUE, le(s) soussigne(s) cede(nt) et transfere(nt) par les presentes a ____________________________________________________________________
la presente debenture ainsi que le capital d'icelle et l'interet couru sur icelle, constituant et nommant irrevocablement _________________________________ fonde de pouvoir, avec plein droit de delegation des pouvoirs conferes, aux fins de transferer ladite Debenture dans les registres tenus a cette fin.

Date ____________ 19__

En presence de


-------------------------------------   ----------------------------------------
                                        Signature

                         (Form of Trustee's Certificate)

                            ATTESTATION DU FIDUCIAIRE

     Cette Debenture est une des Debentures serie 12 emises en vertu de l'acte de fiducie ci-mentionne.

                                        COMPAGNIE TRUST ROYAL
                                        FIDUCIAIRE


                                        Par:
                                             -----------------------------------
                                             Officier autorise

                                  ARTICLE NINE

                                    EXECUTION

     SECTION 9.01. Acceptance of Trust. The Trustee hereby accepts the trusts in this Ninth Supplemental Trust Indenture declared and provided for and agrees to perform the same upon the terms and conditions and subject to the provisions herein and in the Original Trust Indenture set forth.

     SECTION 9.02. Counterparts and Formal date. This Ninth Supplemental Trust Indenture may be executed in several counterparts, each of which so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear date as of December 20, 1988.

     IN WITNESS WHEREOF the parties hereto have declared that, except as specifically provided herein, they have required that these presents and all other documents related hereto be in the English language and have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

BANK OF MONTREAL -- BANQUE DE MONTREAL


By: /s/ Illegible
    ---------------------------------
    VICE-PRESIDENT


And: /s/ Illegible
     --------------------------------
     Assistant Secretary


THE ROYAL TRUST COMPANY -- COMPAGNIE TRUST ROYAL


By: /s/ Illegible
    ---------------------------------


And: /s/ Illegible
     --------------------------------